Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 December 2015. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 December 2015
(£m)
Capitalisation
Equity
Shareholders’ equity	41,234
Other equity instruments	5,355
Non-controlling interests	391
Total equity	46,980

Indebtedness

Subordinated liabilities	23,312

Debt securities
Debt securities in issue	82,056
Liabilities held at fair value through profit or loss (debt securities)	7,878
Total debt securities	89,934

Total indebtedness	113,246

Total capitalisation and indebtedness	160,226

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 December 2015, all indebtedness was unsecured except for £35.0 billion of securitisation notes and covered bonds and £3.1 billion of debt securities issued by the Group’s asset-backed conduits.

On 29 January 2016, the Group announced concurrent Sterling, Euro and U.S. Dollar tender offers in respect of certain series of Enhanced Capital Notes (“ECNs”) issued by LBG Capital No. 1 plc and LBG Capital No. 2 plc and fully and unconditionally guaranteed by the Group. The Sterling and Euro tender offers completed in February 2016 and the U.S. Dollar tender offer completed in March 2016, with an equivalent of approximately £0.87 billion in aggregate principal amount of ECNs being repurchased by the Group. Following the completion of the tender offers, the Group has issued call notices in respect of £2.53 billion in aggregate principal amount of ECNs which remained outstanding following the tender offers. As of 8 March 2016, £1.99 billion in aggregate principal amount of ECNs has been redeemed. The remaining £0.54 billion is scheduled to be redeemed on 18 March 2016, bringing the total aggregate principal amount of the ECNs so redeemed or repurchased to approximately £3.40 billion

There has been no material change in the information set forth in the table above since 31 December 2015.